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                                                                EXHIBIT 99(a)(3)

                                   SCRIPT FOR
                          JULY 17, 2000 CONFERENCE CALL

[Tim Tuff speaking]

Good morning.

We've said all along that Harland is a turnaround and growth scenario. We'll cover our progress on the turnaround next week when we discuss second quarter earnings. Today, however, we have taken a major step forward on our growth strategy.

Harland has signed a definitive agreement to acquire Concentrex Incorporated in a tender offer for $7 per share. This announcement speaks directly to the establishment of a growth platform for the company and to our mission to produce superior returns for our shareholders by being the leading provider of products and services to our chosen segments of the financial and educational markets.



Concentrex will help us produce superior returns for our shareholders by giving us the opportunity to increase revenue growth. This will be accomplished by increasing our product and services offerings and by significantly increasing our software customer base. Concentrex will also give us leading positions in key market segments. We also anticipate this transaction to be accretive to cash flow by the end of the year.


Concentrex serves more than 5,500 financial institutions in the U.S. Thirteen of the country's 20 largest financial institutions use mission critical systems designed by Concentrex, and more than half of all banks and about 1,000 credit unions - use Concentrex's products.

With the acquisition, Harland will be one of the larger providers of software to the financial institution market. The company's combined software revenues for 2000 are projected to be $150 million on an annualized basis. We'll also achieve our goal of being #1 or #2 in a number of key market segments, including:

#1 in lending
#1 in MCIFs


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#1 or #2 in data marts
#2 in mortgage and
#2 or #3 in core applications for credit unions

With Concentrex's e-commerce products, we also gain a starting position to deliver Internet solutions for financial institutions.

-        Bill payment

-        Online banking

- Business-to-business portal offering additional products and services to financial institutions

Concentrex's highly respected LaserPro lending suite complements our own product
- financial.center - which we recently introduced. We'll now be able to provide a full-range of lending products and services tailored to the specific technology needs of customers - whether they need a Windows or browser-based solution.

We believe that the acquisition of Concentrex will give us critical mass in this industry, a clear growth platform, strong complementary products that can be tightly integrated, a significantly expanded customer base and excellent employee talent.

Having said that, we view this as a turnaround situation. But we've done those before. Our approach will be to focus on Concentrex's core businesses, restore customer focus and introduce clear, bottom-line accountability. We'll articulate more details once the deal is closed.

Harland's combined software businesses will report to John O'Malley. John joined Harland in 1999 with more than 20 years experience in the financial services market, including executive positions with Hogan Systems and Fiserv.

We expect to finalize the acquisition in late August, and with that, I'll turn it over to Charlie.
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[Charlie Carden speaking]

Thank you Tim.

I'd like to go over some of the financial parameters of the transaction for you. As Tim said earlier, the total transaction value is approximately $140 million, of which $46 million represents the purchase of equity, and about $94 million represents the assumption of debt and other liabilities and certain transaction-related costs.

The goodwill to be reflected is expected to be approximately $106 million after a writeoff of $10 million of in-process R&D.

Excluding the impact of the write-off of acquired in-process research and development costs, the transaction will be dilutive to earnings per share by about $0.15 in 2000 and $0.11 in 2001. It will be accretive thereafter. On a cash basis, we expect it to be accretive by the fourth quarter of this year.

The acquisition will be financed by cash on hand and a new senior revolving credit facility, with SunTrust as the arranging agent and First Union and Wachovia as co-agents. Harland's existing Senior A Notes ($85 million) and Term Loan ($15 million) will be refinanced in this transaction.

Harland's second quarter earnings will be announced on July 24th. A conference call has been scheduled at 10:00am on that date. We look forward to talking with you then.

At this point, I'll turn the call back to Tim.